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November 17, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.

Registration Statement on Form N-2

File Number: 333-274967

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on October 18, 2023 and November 11, 2023 relating to the Company’s registration statement on Form N-2 filed by the Company with the SEC on the October 13, 2023 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company.

1.	Comment: With respect to the Resource Sharing Agreement (the “RSA”) between Palmer Square BDC Advisor LLC (the “Investment Advisor”) and Palmer Square Capital Management LLC (“PSCM”):

a.	Provide us with a detailed list of the services included within the defined term “Services” in the RSA.

b.	Describe in detail who qualifies as an “investment professional” (as such term is used in Section 1 of the RSA) and disclose to us what roles/titles such investment professionals have at PSCM.

Response: The term “Services” in the RSA includes deal origination, credit underwriting, due diligence, investment structuring, execution and portfolio management and monitoring.

The term “investment professional” in the RSA includes individuals who work at PSCM who deliver the “Services” (as described above) to the Investment Advisor. These “investment professionals” generally have the same or similar roles and titles at PSCM as they have at the Investment Advisor.

Pursuant to the RSA, PSCM provides the Services to the Investment Advisor only and does not provide services of any kind to the Company (including any advisory services) and does not receive any compensation from the Company. In addition, all personnel of PSCM are subject to the supervision of and operate through the Investment Advisor with respect to the Company.

November 17, 2023 Page 2

2.	Comment: With respect to the disclosure under the subheading “Open Market Share Repurchase Program” on page 8 of the Registration Statement:

a.	Please confirm the trigger for repurchases under the Rule 10b5-1 repurchase plan will not be tied to or based on the price of the shares of the Company’s common stock in the proposed initial public offering (the “IPO”).

b.	Please confirm that repurchases under the Rule 10b5-1 repurchase plan or otherwise by the Company will not occur prior to the elapse a sixty-day cooling off period following the earlier of (i) the end of the over-allotment option exercise period and (ii) the closing of the full exercise of the over-allotment option by the IPO underwriters. Please see the no-action letter issued by the SEC staff to Key Hospitality Acquisition Corporation on October 12, 2005.

Response:

a.	The Company confirms the trigger for repurchases under the Rule 10b5-1 repurchase plan will not be tied to or based on the price of the shares of the Company’s common stock in the proposed IPO.

b.	The Company has revised the disclosure relating the commencement dates of the repurchases/purchases under the Company Rule 10b5-1 Stock Repurchase Plan and the PSCM Rule 10b5-1 Stock Purchase Plan so that they are consistent with 60-day condition set forth in the above-referenced SEC no-action letter (i.e., 60 calendar days following the end of the Regulation M “restricted period”). See pages 8 and 9 of the amendment to the Registration Statement filed with the SEC on the date hereof (the “Amended Registration Statement”) .

3.	Comment: We note disclosure in the Registration Statement that the Company intends to determine its net asset value (“NAV”) at the end of each month and disclose such determined monthly NAV or, in the case of a month-end that coincides with a quarter-end, an estimate of such monthly NAV via the filing of a current report on Form 8-K with the SEC within 20 days after each month-end. Please explain to us why it takes 20 days for the Company to determine and disclose its monthly NAV or, in the case of a month-end that coincides with a quarter-end, an estimate of its monthly NAV.

Response: The Company advises the Staff that the sole purpose of determining and publishing a monthly NAV or an estimated monthly NAV is to provide its investors with (i) transparency into intra-quarter changes in its NAV in the case of a month-end that does not coincide with a quarter-end and (ii) accelerated disclosure of its estimated NAV in the case of a month-end that coincides with a quarter-end (i.e., prior to the date of the filing of its quarterly reports on Form 10-Q and annual reports on Form 10-K with the SEC). As disclosed in the Registration Statement, the Company primarily invests in assets classified as Level 2 or, to a lesser extent, Level 3 assets under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification (i.e., assets that are not based on quoted prices in active markets for identical assets or liabilities at the measurement date). As a result, there is a significant amount of judgment and consideration of the facts specific to each of the debt and equity investments involved in connection with the Company’s monthly NAV process and the Company has determined that 20 days is the time period generally needed for it to complete the process in an accurate manner.

4.	Comment: With respect to the disclosure under the subheading “Custodian” on page 13 of the Registration Statement, please identify the bank custodian for the Company’s subsidiaries.

Response: U.S. Bank National Association serves as the bank custodian to both the Company and its subsidiaries. See page 13 of the Amended Registration Statement.

5.	Comment: Please file execution versions of Exhibits (g)(2) and (k)(1) referenced in the Exhibits list in the Registration Statement and remove any references to “form of” in the description of the agreements filed thereto.

Response: The Company has complied with this comment. See page C-2 of the Amended Registration Statement.

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November 17, 2023 Page 3

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Dechert LLP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.